TRANSGLOBE ENERGY CORPORATION

Report in Respect of Voting Results Pursuant to Section 11.3 of
National Instrument 51-102 – Continuous Disclosure Obligations

In respect of the annual general and special meeting (the "Meeting") of the holders of common shares of TransGlobe Energy Corporation ("TransGlobe" or the "Company") held on June 10, 2014 the following sets forth a brief description of each matter voted upon at such Meeting and the outcome of the vote:

				Votes Against
		Outcome of	Votes For	or Withheld
Description of Matter		Vote	(ballots only)	(ballots only)
1.	Ordinary resolution to approve fixing the number of directors of TransGlobe to be elected at the Meeting at six.	Resolution approved	83.93%	16.07%

2.	Ordinary resolution to approve the election of the following nominees to serve as directors of TransGlobe for the ensuing year, or until their successors are duly elected or appointed, as more particularly described in the information circular of TransGlobe dated May 9, 2014 (the "Information Circular"):	Resolution approved

	Robert G. Jennings		78.91%	21.09%

	Ross G. Clarkson		80.34%	19.66%

	Lloyd W. Herrick		96.21%	3.79%

	Geoffrey C. Chase		79.38%	20.62%

	Fred J. Dyment		77.28%	22.72%

	Susan M. MacKenzie		77.51%	22.49%

3.	Ordinary resolution approving, among other things, By-law Number 2 of the Company relating to the advance notice of nomination of directors, as more particularly described in the Information Circular.	Resolution approved	50.15%	49.85%

4.	Ordinary resolution to approve an amended and restated shareholder protection rights plan for the Company, as more particularly described in the Information Circular.	Resolution approved	82.89%	17.11%

5.	Ordinary resolution to approve the appointment of Deloitte & Touche LLP, Chartered Accountants, as auditors of TransGlobe for the ensuing year and to authorize the directors of TransGlobe to fix their remuneration as such	Resolution approved	N/A	N/A

Dated at Calgary, Alberta this 10th day of June, 2014.